UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to
Commission File Number 001-12631

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Consolidated Graphics, Inc. Employee 401(k) Savings Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Consolidated Graphics, Inc., 5858 Westheimer, Suite 200, Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

*
Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Ham,
   Langston &
      Brezina, l.l.p.
Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Consolidated Graphics, Inc. Employee 401(k) Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 25, 2008

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (See Note 3)	$131,197,590	$127,992,788
Participants’ contributions receivable	63,964	351,615

Total assets	131,261,554	128,344,403

Liabilities:
Excess contributions payable	617,513	398,678

Total liabilities	617,513	398,678

Net assets available for benefits at fair value	130,644,041	127,945,725

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	621,270	1,069,338

Net assets available for benefits	$131,265,311	$129,015,063

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Dividend and interest income	$1,104,361	$976,466
Net appreciation in fair value of investments (See Note 3)	6,966,460	12,803,403

Total investment income	8,070,821	13,779,869

Contributions:
Employees	8,483,934	8,528,737
Rollovers from other plans	701,890	986,203

Total contributions	9,185,824	9,514,940

Total additions	17,256,645	23,294,809

Deductions from net assets attributed to:
Benefits and withdrawals	14,977,625	12,955,093
Trustee fees	28,772	57,426

Total deductions	15,006,397	13,012,519

Net increase in net assets available for benefits	2,250,248	10,282,290

Net assets available for benefits, beginning of year	129,015,063	118,732,773

Net assets available for benefits, end of year	$131,265,311	$129,015,063

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan

The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1997, as a defined contribution plan. All employees of the Company and any affiliated employer which has adopted the Plan, who have attained the age of 19 and completed at least one (1) month of service are eligible to participate in the Plan, except (i) union employees, unless participation in the Plan has been negotiated by a collective bargaining unit and the Company or an affiliated employer, (ii) non-resident aliens, (iii) leased employees, and (iv) individuals classified as independent contractors.

Administration

The Company created and appointed the members of the Retirement Committee to manage the Plan. State Street Bank and Trust serves as the Plan trustee/custodian. ADP Retirement Services is the recordkeeper for the Plan. Morgan Stanley is the Plan investment advisor. Plan administrative expenses are either paid by the Plan or the Company.

Contributions

Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Internal Revenue Code (“IRC”) Section 402(g) ($15,500 in 2007 and $15,000 in 2006). Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2007 and 2006 cannot exceed $5,000 per year. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Although the Plan holds shares of Consolidated Graphics, Inc. common stock, no participant can elect to invest additional funds in this stock after December 31, 1999.

The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation. Additional amounts may also be contributed by the employer at the option of the Company’s board of directors. During 2007 and 2006, the Company made no discretionary contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan. Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.

Payment of Benefits

Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

Forfeited Accounts

All employer contributions, if any, credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions. Although the Plan allows for discretionary matching contributions by the Company, no matching contributions have been contributed to participants. Thus, forfeitures do not normally occur in the Plan. However, other plans which have merged into the Plan may have forfeiture balances which are transferred into the Plan. Forfeiture balances were $39,187 and $39,793 at December 31, 2007 and 2006, respectively, and $2,475 and $30,517 were used to pay administrative expenses during the years ended December 31, 2007 and 2006, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end, and the Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Company’s common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.

Benefit Payments

Benefits are recorded when paid.

Reclassifications

Certain items in the 2006 financial statements have been reclassified to conform to the 2007 financial statement presentation. Such reclassifications had no effect on net assets or the change in net assets.

3.	Investments

The following investments each represent five percent or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007		2006

Davis Opportunity (formerly Davis Growth Opportunity) Fund	$	**	$6,455,628
Davis New York Venture Fund		9,618,948	9,509,018
Franklin Balance Sheet Investment Fund		**	7,072,348
Franklin Small Mid-Cap Growth Fund		6,563,761	**
ING International Value Fund		11,317,674	10,026,598
Morgan Stanley Focus Growth (formerly MS American Opportunities) Fund		9,408,817	7,956,788
Morgan Stanley Stable Value Fund		15,914,417	17,351,582
Morgan Stanley S&P 500 Index Fund		12,258,507	12,325,743
Oppenheimer Global Fund		11,733,544	11,486,701
Van Kampen Strategic Growth (formerly Van Kampen Emerging Growth) Fund		7,868,366	7,611,768
Investments less than 5% of the Plan’s net assets		46,513,556	38,196,614

Total investments		$131,197,590	$127,992,788

**	Less than 5% of plan assets in the period indicated.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Investments, continued

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Registered investment companies (mutual funds)	$7,585,044	$11,711,590
Consolidated Graphics, Inc. common stock	(618,584)	1,091,813

Net appreciation in fair value of investments	$6,966,460	$12,803,403

4.	Party-in-Interest Transactions

The Plan invests in participant loans and in mutual funds and a common collective trust established and operated by Morgan Stanley, the Plan’s investment advisor, and has investments in the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

Fees paid by the Company, on behalf of the Plan, were $22,746 and $1,790 for the years ended December 31, 2007 and 2006, respectively.

5.	Tax Status

The Plan is based on a non-standardized prototype plan. The prototype plan received an opinion letter from the Internal Revenue Service dated May 3, 2002. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

6.	Excess Contributions Payable

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2007 and 2006 Plan years. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $617,513 and $398,678, including any income attributable thereto, to highly compensated employees by March 15, 2008 and 2007, respectively.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
7.	Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$131,265,311	$129,015,063

Excess contributions payable from current year	617,513	398,678
Contributions receivable from current year	(63,964)	(351,615)

Net assets available for benefits per Form 5500	$131,818,860	$129,062,126

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Net increase in net assets available for benefits per the financial statements	$2,250,248	$10,282,290

Excess contributions payable from current year	617,513	398,678
Contributions receivable from prior year	351,615	306,627
Contributions receivable from current year	(63,964)	(351,615)
Excess contributions payable from prior year	(398,678)	(203,551)

Net increase in net assets available for plan benefits per Form 5500	$2,756,734	$10,432,429

8.	Prohibited Transactions

During the 2007 Plan year, all participant 401(k) contributions were forwarded to the trustee of the Plan in accordance with DOL regulations.

On one occasion during the 2006 Plan year, participant 401(k) contributions totaling $3,379 were not forwarded to the trustee of the Plan in accordance with DOL regulations. In this case, such contributions were subsequently contributed to the trust for the Plan. Earnings of $203 were deposited into the trust prior to December 31, 2006.

SUPPLEMENTAL SCHEDULE

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
SCHEDULE H, ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
EIN: 76-0190827
PN: 010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(e) Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

**	Consolidated Graphics, Inc.	Common Stock — Consolidated Graphics, Inc.	$3,147,705
**	Morgan Stanley	Common Collective Trust — Stable Value Fund	15,914,417	***
**	Morgan Stanley	Mutual Fund — S&P 500 Index Fund	12,258,507	***
	Oppenheimer	Mutual Fund — Global Fund	11,733,544	***
	ING	Mutual Fund — International Value Fund	11,317,674	***
	Davis	Mutual Fund — New York Venture Fund	9,618,948	***
**	Morgan Stanley	Mutual Fund — Focus Growth (formerly MS American Opportunities) Fund	9,408,817	***
	Van Kampen	Mutual Fund — Strategic Growth (formerly Van Kampen Emerging Growth) Fund	7,868,366	***
	Franklin	Mutual Fund — Small-Mid Cap Growth Fund	6,563,761	***
	Franklin	Mutual Fund — Balance Sheet Investment Fund	6,420,364
	Davis	Mutual Fund — Opportunity (formerly Davis Growth Opportunity) Fund	5,645,551
	Van Kampen	Mutual Fund — Equity & Income Fund	5,136,558
	Van Kampen	Mutual Fund — Growth & Income (formerly Van Kampen Growth) Fund	4,944,292
	Calvert	Mutual Fund — Income Fund	4,793,762
	Van Kampen	Mutual Fund — Mid Cap Growth (formerly Van Kampen Growth & Income) Fund	4,016,811
**	Morgan Stanley	Mutual Fund — U.S. Government Securities Trust	3,926,735
	Phoenix	Mutual Fund — Mid Cap Value Fund	2,255,322
**	Morgan Stanley	Mutual Fund — Strategist Fund	1,387,491
	Pioneer	Mutual Fund — Oak Ridge Small Cap Growth Fund	1,067,164
	Franklin	Mutual Fund — Rising Dividends Fund	279,817
**	Morgan Stanley	Mutual Fund — Special Value-I	218,026
	Alger	Mutual Fund — Small Cap Growth Institutional I	163,613
	Calvert	Mutual Fund — New Vision Small Cap Fund	79,896
**	Participant Loans	Loans bearing interest at rates ranging from 5.0% to 10.5% per year	3,030,449

			$131,197,590

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc. Employee 401(k) Savings Plan
By:	/s/ Jon C. Biro
Jon C. Biro
Member of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan Retirement Committee
Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm